J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179

Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036

BofA Securities, Inc. One Bryant Park New York, New York 10036

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jason Drory
Re:  Seer, Inc.
Registration Statement on Form S-1 (File No. 333-252395)
January 25, 2021
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Seer, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it comes effective at 4:00 PM, Eastern Time, on January 27, 2021 or soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

BofA Securities, Inc.

By:	/s/ Milt Hsu
Name: Milt Hsu
Title: Managing Director